Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425
under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Titan Acquisition Corp
Commission File No.: 001-42590

OpenPayd Investor Presentation June 2026

2 Today’s Presenters Dr. Ozan Ozerk Founder OpenPayd Frank Mastrangelo Chairman & CEO Titan Acquisition Corp. Adeel Rouf President & CFO Titan Acquisition Corp. Iana Dimitrova CEO OpenPayd David Bull CFO OpenPayd

Track Record of Titan’s Management Fintech Acquisition Corp. IV Fintech Acquisition Corp. III Fintech Acquisition Corp. II Fintech Acquisition Corp. SPAC $230mm 1/3 warrant 24 months $345mm 1/2 warrant 24 months $175mm 1/2 warrant 24 months $100mm 1 warrant 18 months IPO Terms ($962mm) ($1,300mm) ($339mm) ($429mm) Merger Partner (Pro Forma EV) $125mm $250mm N/A N/A PIPE $17.16 ⁴ $9.75 ³ $14.97 ² $15.00 ¹ Current Stock Price Source: Company filings and Bloomberg as of 5/29/26. (1) Acquired by First Data at $15.00 per share (7/6/17). (2) Price per share at market close 5/29/2026. (3) Acquired by Nuvei Corp at $9.75 per share (2/23/23). (4) Price per share at market close 5/29/2026. Note: Deals included herein represent transactions where at least one member of the Titan Acquisition Corp. management team was a director, executive, or advisor to the SPAC listed above. 3

Our Mission We build universal financial infrastructure to power the growth of the digital economy. 4

Why Invest in OpenPayd?

Strong business momentum and multiple potential growth vectors

Profitable, Outstanding Growth

- ✓ $85M+ ARR
- ✓ $240B+ annualized transaction volume
- ✓ No external capital to date

Experienced Leadership Team

- ✓ Strong track record across regulated financial services, technology and digital assets
- ✓ Combined expertise in private and public markets

NASDAQ Listing in 2026

- ✓ Planned DeSPAC with Titan Acquisition Corp
- ✓ Accelerating long-term growth ambition
- ✓ Public company standards of transparency and governance

Platform for Fiat-Crypto Convergence

- ✓ Fiat and stablecoin interoperability for payments, trading and yield
- ✓ Global real-time account-to-account settlements
- ✓ AI-driven, programmable and fully embedded money movements

Global License & Technology Infrastructure

- ✓ Licensed in USA, UK, EEA, Canada and South Africa for fiat and crypto
- ✓ Scalable platform, designed for rapid replication in new regions
- ✓ >99.995% uptime

Market Tailwinds

- ✓ Money movement undergoing structural redesign
- ✓ Increased institutional adoption of stablecoins for money movements
- ✓ Pro-crypto regulation of digital assets in certain key markets

Note: $85M ARR and $240B annualized transaction volume as of March 31, 2026.

5

Financial Infrastructure for Global Money Movement

Underpinned by global licenses and strategic partnerships across fiat and stablecoins

OpenPayd

Payments | **Accounts** | **Trading** | **Treasury** | **Stablecoins**

API Orchestration

Global Business
(B2B, B2B2B and B2B2C)

Fiat and Crypto Licenses

Financial Services

- 44 US MTLs
- EEA FI
- UK EMI
- Canada RPAA

Digital Assets

- EEA VASP
- Canada Fin-Trac Registration
- South Africa AFSP

Fiat-Stablecoin Interoperability

Domestic rails in **70+ countries**

Fedwire, Faster Payments, SEPA

International rails in **180+ countries**

Swift, target | T2S

Fiat

$ € £

100+ more

Digital

Covering all major blockchains and digital currencies

Strategic Partners

CIRCLE

ripple

Fireblocks

B2C2

Global Tier 1 Banks & Domestic Banks

6

Scalable, Rail - agnostic, Modular Technology API - driven platform for instant payments, trading, banking and digital assets across regions Business Access API Access Web Access Core Platform Banking, Blockchain & Payment Connectivity Fiat Engine • Accounts, named IBANs • Payments • Trading • Treasury Blockchain Engine • Stablecoin mint / burn • Wallet Storage & Custody • Blockchain Connectivity • Trading & Liquidity Control Layer • AI - driven Compliance Engine • User Access • Routing Intelligence Data & Risk • AI - enabled Data Intelligence • Reporting • AI Optimization and Audit Global Banks Payment Rails Stablecoin Issuers Liquidity Providers 7

Building Momentum for Exponential Growth

Sustained, multi-year expansion across leading global platforms with extended geographical and product coverage

Enterprise Client Wins (Selected)

- Pre-2023: Ramp, SwissBorg, CAXTON, eToro, BITFINEX
- 2023: Bitstamp by Robinhood, yaspa, vantage
- 2024: eightcap, NEXO, IC Markets, AstroPay, Gate.io, paybis, TransFi, OKX, Libertex, exness, Transak, crypto.com
- 2025: Keyrock, WINCENT, Pay Retailers, B2C2, wirex, kraken, currency.com, VALR, Hercle, ONE.io, Mudrex, Altify, damex.io
- 2026 (YTD): ripple, rail, red dot payment, DECTA, LMAX GROUP, TON, ARCHAX, GCEX

Pre-2023 — 2023 — 2024 — 2025 — 2026 (YTD)

Company Milestones

Pre-2023		2023	2024		2025		2026 (YTD)
UK EMI (FCA Financial Conduct Authority)	Malta EMI (EU Passporting) (MFSA Malta Financial Services Authority)	MoM Profitability	French Branch (ACPR Banque de France)	VFA License (MFSA Malta Financial Services Authority)	Canada Registration (Digital Assets) (FINTRAC CANAFE)	South Africa License (Digital Assets) (FSCA)	44 US MTLs

Product Launches

BaaS Platform Virtual IBANs	Deliverable FX	Global Payouts	Multicurrency Accounts	APMs	Non-prefunded FX Trading	On/Off Ramps OTC Desk	Stablecoin Global Payouts

8

Exceptional Organic Growth To Date Operating at scale with strong year - on - year execution track record $240B+ Annualized Transaction Volume (as of March 2026) $85M+ Annualized Revenue (as of March 2026) 44M+ Annualized Transactions (as of March 2026) 1100+ Corporate Clients (as of March 2026) Transactions (#m) 85% CAGR Experienced Management Team No External Capital To Date Strong Business Momentum Note: FY23A – FY25A figures represent historical actual results and FY26F reflects management forecasts, all with fiscal year - end April 30. Financials are presented in USD and converted from EUR using an assumed EUR/USD exchange rate of 1.16 as of April 1, 2026. 9 56% CAGR 102% CAGR 302 463 742 1100 FY23A FY24A FY25A FY26F Clients (#) 54% CAGR 19 39 57 72 FY23A FY24A FY25A FY26F Revenue ($m) 5 15 23 31 FY23A FY24A FY25A FY26F 22 52 100 181 FY23A FY24A FY25A FY26F Volume ($bn)

OpenPayd is Well Positioned to Win

We rank highly on the map of 'Licensing Depth' against 'Infrastructure Breadth'


Strong Infrastructure Breadth & Rail Interoperability
Weak Infrastructure Breadth & Rail Interoperability
Weak Regulatory & Licensing Depth
Strong Regulatory & Licensing Depth
OpenPayd
Thunes.
Banking Circle
Bridge
a stripe company
treezor
Yellow Card
ZeroHash
cross river
Clear.Bank
BCB GROUP
BVNK
IRON
a MoonPay Company
d·local
Lead
Bank
EQUALS
Group
Solaris
customers bank
swan
Modulr

Source: OpenPayd

OpenPayd's Competitive Advantage:

- **Global Regulatory Footprint**
- **Multi-rail Connectivity**
- **Fiat and Stablecoin Settlement**
- **End-to-End Payment Capabilities**
- **Enterprise Reliability**
- **Global Tier One Client Base**


Global
B2B Payments ~$89T
(2024)
(Juniper, 2024)
Cross-border
B2B Payments
~$31.7T (2023)
(FXC Intelligence, 2024)
Global
C2B Payments
~$18.7T (2024)
(WorldPay, 2025)
OpenPayd Annualized
Volume
$240B+
(As of March 2026)
Cross-border
C2B Payments
~$1.9T (2024)
(FXC Intelligence, 2025)
Stablecoin Payments
(adjusted)
~$9.2T (2025)
(Visa, 2025)
TAM
Global Payments
Annual Volume
$1,800T
(McKinsey, 2024)

10

19 39 57 72 FY23A FY24A FY25A FY26F Mixed industries Global clients Strong Organic Growth Trajectory We believe OpenPayd will remain high growth, profitable and cash flow positive despite no external capital Revenue ($m) ARR Gross profit EBITDA $22m 84% (43%) $16m ($8m) $52m 81% 21% $31m $8m $67m 78% 21% $44m $12m $85m 92% 18% $66m $13m 30% 25% 25% 4% 4% 12% FI's FX Trading Digital Assets iGaming Affiliate Marketing Other 11 Examples: 56% CAGR Note: FY23A – FY25A figures represent historical actual results and FY26F reflects management forecasts, all with fiscal year - end April 30. Financials are presented in USD and converted from EUR using an assumed EUR/USD exchange rate of 1.16 as of April 1, 2026. .

12 A diversified, usage - driven revenue model with strong recurring components: Transaction fees Core revenue driver linked directly to customer activity and transaction volumes, scaling organically with client growth. Recurring fees Recurring subscription fees or minimums for account access, platform usage and value - added services (supporting revenue predictability). FX margin Margin earned on foreign exchange transactions or on/off ramps, benefiting from increasing cross - border activity and volume growth. Interest revenue Interest earned on client funds held. Operational fees Fees linked to specific services and operational support, providing incremental revenue alongside core usage. Setup fees One - off onboarding and implementation fees, reflecting customer acquisition rather than ongoing monetisation. How We Generate Revenue Strong recurring and volume driven revenue, aligning growth directly with customer activity 3% 13% 41% 24% 5% 14% Setup fees FX margin Transaction fees Recurring fees Operational Interest

Disciplined Capital Deployment to Achieve Market Leadership $150m growth investment deployed through sequenced, high return levers Capital Outcomes $150m deployed to drive durable market leadership, attractive returns on invested capital and a scalable platform for continued growth beyond the initial capital injection horizon. 13 Planned Capital Deployment ($m) Capital is allocated to scale existing growth engines, selectively accelerate through M&A and maintain balance sheet strength. Expected Impact Strategic Rationale % of Total Investment Capital Lever Accelerates ARR growth, improves unit economics, and expands addressable market using an established playbook • Scaling a proven operating model • Investment in technology, people and licenses 50% $75m Growth Capital Expands footprint and capabilities while maintaining execution discipline • Targeted acquisitions to accelerate capability and market entry • Assuming 20% cash and 80% shares • Focus on bolt - on, capability - driven acquisitions 40% $60m Strategic Investments (M&A) Ensure the balance sheet supports growth at increasing scale • Balance sheet strength to support client growth • Financial resilience and regulatory headroom 10% $15m Foundation & Balance Sheet Strength 100% $150M Total Cash Deployment

Experienced and Proven Leadership Team Senior leadership with deep experience across leading global businesses Iana Dimitrova Chief Executive Officer 15+ years of experience in payments, qualified lawyer David Bull Chief Financial Officer 30+ years of experience in financial services Dimitar Dimitrov Chief Technology Officer 25+ years of experience in technology Lux Thiagarajah Chief Commercial Officer 20+ years in trading, payments and digital assets Richard Usher Director of Trading 25+ years experience in trading, banking and digital assets Barry O’Sullivan Director of Banking and Payments 20+ years of experience in technology, banking, payments Yasemin Swanson Chief Operations Officer 24+ years of experience in banking and fintech Lara Barbuto Director of Compliance 20+ years of experience in financial services compliance Aysun Ahi Chief People Officer 20+ years of experience in people management across payments, gaming and FX Mert Aslaner Head of Product 10+ years experience in product management and software development Zuzana Blazkova Head of Legal 13+ years of experience in law and financial services Michael Treacy Director of Marketing & Business Development 12+ years experience in payments and fintech Dr. Ozan Ozerk Founder Serial entrepreneur with deep expertise across technology and financial services Ashley Mayr Financial Strategy Manager 15+ years of experience in consulting Mariya Harseva Director of Platform Security 18+ years of experience in technology and cyber security Alexandra Taylor Director of Corporate Services 25+ years experience in consulting, financial and corporate services 14

Transaction Highlights

Business Combination Structure

- Titan Acquisition Corp. intends to complete a business combination with OpenPayd, a global provider of financial infrastructure and embedded banking services, offering API-driven payments, accounts, and compliance solutions to fintechs, enterprises, and financial institutions.

Valuation

- The business combination implies a pro forma combined enterprise value of approximately $881.2 million
- Existing OpenPayd shareholders would roll over 100% of their equity as part of the business combination

Capital Structure

- The business combination is to be funded by a combination of Titan cash held in trust and PIPE financing

Estimated Sources & Uses

Sources	($M)
OpenPayd Rollover	$800
Cash in Trust	$276
PIPE	$100
Total	**$1,176.0**

Uses	($M)
OpenPayd Rollover	$800
Cash to balance sheet	$346
Illustrative transaction expenses	$30
Total	**$1,176.0**

Pro Forma Valuation

PF Shares Outstanding (M)	124.5
Share Price ($)	$10.00
PF Equity Value ($M)	**$1,245.0**
(-) PF Cash ($M)	364
PF Enterprise Value ($M)	**$881.2**

Assumptions:

1. 124.5M pro forma shares outstanding at $10.00 per common share. Total sponsor shares of 5.9M
2. $100M PIPE priced at $10.00 per share; PIPE has yet to be raised and is not committed
3. PF Cash consists of $346M of cash to balance sheet and $18M of existing net cash
4. Assumes $276.0M remaining in trust. Excludes interest earned in the trust. SPAC cash amount is subject to change depending on the actual interest earned in the trust and total number of redemptions. Assumes newly issued shares will be delivered to PIPE investors rather than subscriptions being satisfied through non-redeemed shares
5. Approximately 1.0M Sponsor Shares have been transferred to OpenPayd Founder.
6. All charts and tables exclude 13.8M SPAC warrants and 8.1M Private Placement warrants. All warrants have a strike price of $11.5 per common share

Pro Forma Ownership



4.7%
0.8%
8.0%
22.2%
64.3%
OpenPayd Rollover Equity
Public Shareholders
PIPE Shares
Sponsor Shares
Founder Shares Transferred to OpenPayd Founder

		Shares (M)	Ownership %
1	OpenPayd Rollover Equity	80.0	64.3%
2	Public Shareholders	27.6	22.2%
3	PIPE Shares	10.0	8.0%
4	Sponsor Shares	5.9	4.7%
5	Sponsor Shares Transferred to OpenPayd Founder	1.0	0.8%

DISCLAIMERS This presentation (together with oral statements made in connection herewith, this “Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Titan Acquisition Corp (“Titan”) and OpenPayd Holdings Limited (“OpenPayd”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Titan and OpenPayd. This Presentation supersedes and replaces all previous oral or written communications relating to the subject matter hereof. Information disclosed in this Presentation is current as of May 6, 2026, except as otherwise provided herein, and neither Titan nor OpenPayd nor any of their respective representatives undertakes or agrees to update this Presentation after the date hereof. By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities and from communicating such information to any other person under circumstances in which it is reasonabl y foreseeable that such person is likely to purchase or sell such securities. Certain information included herein describes or assumes the expected terms that will be included in the agreements to be ent ered into by the parties to the Proposed Business Combination. Such agreements are under negotiation and subject to change. The consummation of the Proposed Business Combination is also subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Titan and OpenPayd in their joint and absolute discretion. Neither the U.S. Securities and Exchange Commission (“SEC”) nor any securities commission of any other U.S. or non - U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation, and no person may rely on any of the information or projections contained herein. To the fullest extent permitted by law, in no circumstances will Titan, OpenPayd, any placement agent, any financial advisor or any of their respective subsidiaries, shareholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable, including for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or any opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of Titan, OpenPayd or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of Titan, OpenPayd and the Proposed Business Combination, and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal. financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Cantor Fitzgerald & Co. (the “Placement Agent”) is acting placement agent in connection with the Proposed Business Combination. The Placement Agent, its affiliates and any of its employees, directors, officers, contractors, advisors, members, successors, representatives or agents make no representation or warranty as to the accuracy or completeness of this Presentation, and shall have no liability for any representations (express or implied) contained in, or for any omissions from, this Presentation or any other written or oral communications transmitted to the recipient in the course of its evaluation of Titan, OpenPayd and the Proposed Business Combination. The only information that will have any legal effect and upon which an interested party may rely upon will be that in such representations and warranties as may be contained in a definitive agreement between such party and Titan or OpenPayd relating to the Proposed Business Combination, if any.

Forward - Looking Statements This Presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements may be identified by the use of words such as “estimate,” plan,” project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward - looking. These forward - looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward - looking statements also include statements regarding the expected benefits of the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor. You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the SEC and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F - 4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements. These forward - looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the Proposed Business Combination; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity - linked securities in connection with the Proposed Business Combination or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward - looking statements. In addition, forward - looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this Presentation. There may be additional risks that Titan and OpenPayd do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements. While Titan or OpenPayd may elect to update these forward - looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward - looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward - looking statements.

Financial Information: Non - IFRS Financial Measures The financial information contained in this Presentation has been taken from, or prepared based on, the historical financial statements of OpenPayd for the periods presented. OpenPayd’s historical financial information is prepared in accordance with international financial reporting standards (“IFRS”). Such information has been audited in accordance with Public Company Oversight Board standards. Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustmen ts. Certain other amounts that appear in this Presentation may not sum due to rounding. This Presentation includes certain financial measures not presented in accordance with IFRS, including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Annual Recurring Revenue (“ARR”). These non - IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing OpenPayd’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that OpenPayd’s presentation of these measures may not be comparable to similarly titled measures used by other companies. OpenPayd believes these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to OpenPayd’s financial condition and results of operations. This Presentation contains financial forecasts for OpenPayd with respect to certain financial results for OpenPayd’s fiscal years through 2026 which include projected non - IFRS financial measures, including EBITDA and ARR. Neither Titan’s nor OpenPayd’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward - looking statements and should not be relied upon as being necessarily indicative of future results. See “Forward - Looking Statements” on Slide 3 of this Presentation. In this Presentation, certain of the above - mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of OpenPayd or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data ; Trademarks This Presentation has been prepared by Titan and OpenPayd and includes market data and other statistical information from sources believed by Titan and OpenPayd to be reliable, including independent industry publications, governmental publications or other published independent sources . Some data is also based on the good faith estimates of Titan and OpenPayd, which are derived from their review of internal sources as well as the independent sources described above . While OpenPayd is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors . No representations or warranties expressed or implied are given in, or in respect of, this Presentation by any party, including the Placement Agent . Although OpenPayd and Titan believe these sources are reliable, they have not independently verified the information and cannot guarantee its accuracy and completeness . As such, this information is subject to change . Recipients of this Presentation should not consider its contents, or any prior or subsequent communications from or with OpenPayd, Titan or the Sponsor or their respective representatives, including the Placement Agent, as investment, legal, financial or tax advice . This Presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all of the information necessary to adequately make an informed decision regarding your engagement with OpenPayd and Titan . OpenPayd and Titan own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses . This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to and does not imply a relationship with OpenPayd and Titan, or an endorsement or sponsorship by or of OpenPayd and Titan . Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that OpenPayd and Titan will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names .

Additional Information and Where to Find It This Presentation relates to the Proposed Business Combination. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Proposed Business Combination, a registration statement on Form F - 4 will be filed with the SEC, which will include a proxy statement and a prospectus of Titan, and each party will file other documents with the SEC regarding the Proposed Business Combination. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post - Business Combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Proposed Business Combination. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan - spac.com/investor - information or by written request to Titan at Titan Acquisition Corp, c/o Winston & Strawn LLP, 800 Capitol St. STE 2400, Houston, Texas 77002. Participants in Solicitation Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the Proposed Business Combination. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available. No Offer or Solicitation This Presentation relates to the Proposed Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.